SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESPONDS TO THE OFT's "MERGER UPDATE"

Ryanair's Stephen McNamara said:

"We are surprised that the OFT continues to waste time and resources on a failed merger offer between two non UK companies, some five years after the offer was withdrawn, and some four years after the EU Commission prohibited the original offer but confirmed that Ryanair had neither de jure nor de facto control over Aer Lingus.

This OFT investigation sets a damaging precedent for future UK mergers, as it appears that the OFT now intends to second guess and become involved in mergers up to 9 years after the transaction, only once all EU appeals have been completed. We believe that this investigation is out of time and we trust that the Court of Appeal will share our view and put an end to this unnecessary investigation."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   1 September 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary